

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



02049540

SUPPL

02 AUG 23 AM 11: 32

8th August 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 8th August 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary



PROCESSED

SEP 0 6 2002

THOMSON
FINANCIAL

Encl

www.jardines.com
Incorporated in Bermuda with limited liability

 

  
Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	11:12 8 Aug 2002
Number	7195Z

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	8th August 2002
Total number of shares repurchased:	219,600 shares
Price paid per share:	US$5.65

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

8th August 2002

www.jardines.com

END

Company website

 
http://www.londonstockexchange.com/rns/announcement.asp?AnnID=472634   08/08/2002